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                            August 2, 2023

       Benjamin Piggott
       Chief Executive Officer
       EF Hutton Acquisition Corp I
       24 Shipyard Drive, Suite 102
       Hingham, MA 02043

                                                        Re: EF Hutton
Acquisition Corp I
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 21, 2023
                                                            File No. 333-272914

       Dear Benjamin Piggott:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Background of the Business Combination, page 59

   1. Please update the background of the business combination section to discuss any material developments that have
occurred after March 6, 2023, including any developments with respect to the Pipe
Financing.
 Benjamin Piggott
FirstName  LastNameBenjamin
EF Hutton Acquisition Corp I Piggott
Comapany
August     NameEF Hutton Acquisition Corp I
       2, 2023
August
Page 2 2, 2023 Page 2
FirstName LastName
Minimum Cash Closing Condition and Proposed PIPE Investment, page 127

2. We note your response to comment 3 and your revised disclosures on page 127 where you indicate that the "proposed PIPE Financing has been included in both the Maximum
         Redemption and No Redemption scenarios because management considers the PIPE
         Financing as probable." As this statement appears inconsistent with your pro forma presentation, please revise your disclosures to indicate that the PIPE financing has not been included for pro forma purposes.
       You may contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing